Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

RECEIVED
2005 NOV 15 P 12:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE
SUPPL

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 55 13 450 1 202 77 29 207
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	Phone:	(48 76) 847 82 31
Company:	KGHM Polska Miedź S.A.	Fax:	(48 76) 847 82 05
E-mail:			
Date:	14 November 2005	No of sheets:	1+4

NI/04/2005

In accordance with §86, section 2 of the Decree of the Minister of Finance dated 19 October, 2005 – Journal of Laws Nr 209, item 1744, the Board of Management of KGHM Polska Miedź S.A. hereby provides the quarterly consolidated report for prepared in accordance with IAS for the third quarter of 2005.

Herein are presented only condensed consolidated balance sheet, condensed consolidated income statement, condensed consolidated statement of changes in equity and condensed consolidated cash flow statement. The United States Securities and Exchange Commission will receive the complete hard copy of the quarterly consolidated report for prepared in accordance with IAS for the third quarter of 2005 by express mail shortly.

Sincerely

WICEPREZES ZARZĄDU
Wiktor Błądek

WICEPREZES ZARZĄDU
Andrzej Krug

05012522

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A. Group
Quarterly condensed consolidated financial statements prepared in accordance with IAS
for the period from 1 July 2005 to 30 September 2005
(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated balance sheet

	At	
Assets	**30 September 2005**	**31 December 2004**
Non-current assets	**6 817 637**	**6 493 056**
Property, plant and equipment	5 575 433	5 458 088
Intangible assets	84 915	90 115
Investment property	9 953	9 878
Investments accounted for using the equity method	890 512	805 095
Deferred income tax asset	128 055	26 670
Available-for-sale financial assets	31 933	31 816
Held-to-maturity investments	44	37 320
Derivative financial instruments	24 639	19 329
Financial assets at fair value through profit or loss	54 231	-
Trade and other receivables	17 922	14 745
Current assets	**3 165 013**	**2 869 240**
Inventories	1 148 055	1 034 311
Trade and other receivables	911 794	810 243
Receivables due to current income tax	1 050	1 578
Available-for-sale financial assets		
Held-to-maturity investments	5 698	5 789
Derivative financial instruments	159 569	494 145
Financial assets at fair value through profit or loss	-	-
Cash and cash equivalents	938 847	523 174
Held-for-sale non-current assets and assets included in disposal group	**2 305**	**-**
TOTAL ASSETS	**9 984 955**	**9 362 296**
Equity and liabilities		
EQUITY	**6 421 635**	**5 655 951**
Share capital of which	2 000 000	7 413 573
Registered share capital	*2 000 000*	*2 000 000*
Share capital from hyperinflationary revaluation	-	*5 413 573*
Other capital	(356 929)	201 550
Retained earnings	4 759 822	(1 976 873)
Equity attributable to shareholders of the Company	**6 402 893**	**5 638 250**
Minority interests	**18 742**	**17 701**
LIABILITIES	**3 563 320**	**3 706 345**
Non-current liabilities	**1 452 915**	**1 287 277**
Trade and other payables	10 974	15 609
Borrowings	57 633	53 781
Derivative financial instruments	168 881	44 117
Deferred income tax liabilities	12 213	23 035
Liabilities due to employee benefits	787 752	706 720
Provisions due to other liabilities and charges	415 462	444 015
Current liabilities	**2 110 405**	**2 419 068**
Trade and other payables	1 050 960	1 154 488
Borrowings	49 475	273 074
Current income tax liabilities	263 225	299 441
Derivative financial instruments	631 443	549 546
Liabilities due to employee benefits	64 109	62 658
Provisions for other liabilities and charges	51 193	79 861
TOTAL EQUITY AND LIABILITIES	**9 984 955**	**9 362 296**

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated income statement

	Period			
	for 3 months ended at 30 September 2005	for 9 months ended at 30 September 2005	for 3 months ended at 30 September 2004	for 9 months ended at 30 September 2004
CONTINUED ACTIVITIES:				
Sales	2 312 491	6 300 545	1 677 919	5 430 332
Cost of sales	(1 397 407)	(3 892 383)	(1 227 013)	(3 553 190)
Gross profit	**915 084**	**2 408 162**	**450 906**	**1 877 142**
Selling and marketing costs	(47 297)	(134 907)	(38 408)	(112 208)
Administrative expenses	(121 701)	(448 634)	(155 090)	(463 407)
Other operating income and profits - net	2 966	149 676	57 282	134 203
Operating profit	**749 052**	**1 974 297**	**314 690**	**1 435 730**
Financial costs - net	5 893	(48 821)	(51 978)	(114 679)
Share of profits of associates accounted for using the equity method	65 626	169 499	46 820	131 213
Profit before income tax	**820 571**	**2 094 975**	**309 532**	**1 452 264**
Income tax expense	(142 780)	(381 105)	(47 701)	(263 839)
Profit from continued activities	**677 791**	**1 713 870**	**261 831**	**1 188 425**
Profit for the period	**677 791**	**1 713 870**	**261 831**	**1 188 425**
attributable to:				
shareholders of the parent entity	677 314	1 712 829	261 199	1 186 583
minority interests	477	1 041	632	1 842
Earnings per share from continued activities attributable to the shareholders of the parent entity during the period (PLN per share)				
– basic/diluted	3.39	8.56	1.31	5.93

EXEMPTION NUMBER: 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated statement of changes in equity

	Attributable to shareholders of Company			Minority interests	Total equity
	Share capital	Other capital	Retained earnings		
At 1 January 2004	**7 413 573**	**(262 108)**	**(3 353 588)**	**17 963**	**3 815 840**
Fair value gains on available for sale financial assets	-	9	-	-	9
Impact of cash flow hedging	-	172 034	-	-	172 034
Deferred income tax	-	(46 487)	-	-	(46 487)
Total income/expenses recognised directly in equity	-	**125 556**	-	-	**125 556**
Profit for the period	-	-	1 186 583	1 842	1 188 425
Total recognised income/expenses	-	**125 556**	**1 186 583**	**1 842**	**1 313 981**
At 30 September 2004	**7 413 573**	**(136 552)**	**(2 167 005)**	**19 805**	**5 129 821**
At 1 January 2005	**7 413 573**	**201 550**	**(1 976 873)**	**17 701**	**5 655 951**
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39	-	-	**10 293**	-	**10 293**
At 1 January 2005 after restatement	**7 413 573**	**201 550**	**(1 966 580)**	**17 701**	**5 666 244**
Losses due to changes of fair value of available for sale financial assets	-	(15)	-	-	(15)
Impact of cash flow hedging	-	(684 838)	-	-	(684 838)
Deferred income tax	-	126 391	-	-	126 391
Total income/expenses recognised directly in equity	-	**(558 462)**	-	-	**(558 447)**
Profit for the period	-	-	1 712 829	1 041	1 713 870
Other changes	-	(17)	-	-	(17)
Total recognised income/ expenses	-	**(558 479)**	**1 712 829**	**1 041**	**1 155 406**
Settlement of revaluation of share capital	(5 413 573)	-	5 413 573	-	-
Dividends paid	-	-	(400 000)	-	(400 000)
At 30 September 2005	**2 000 000**	**(356 929)**	**4 759 822**	**18 742**	**6 421 635**

EXEMPTION NUMBER : 82-4639

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated cash flow statement

	Period	
	for 9 months ended at 30 September 2005	for 9 months ended at 30 September 2004
Cash flow from operating activities		
Cash generated from operations	2 034 736	1 498 643
Income tax paid	(398 385)	(164 405)
Net cash generated from operating activities	**1 636 351**	**1 334 238**
Cash flow from investing activities		
Purchase of intangible assets and property, plant and equipment	(662 445)	(371 631)
Proceeds from sale of intangible assets and property, plant and equipment	3 848	10 427
Purchase of investment property	(75)	-
Purchase of held to maturity financial assets	(32 114)	(28 225)
Purchase of derivative instruments	(74 117)	(89 642)
Purchase of other financial assets	(3 388)	(5 028)
Proceeds from sale and realisation of held to maturity financial assets	32 455	39 835
Proceeds from sale of derivative instruments	41 459	116 998
Proceeds from sale of other financial assets	3 286	5 984
Purchase of financial assets at fair value through profit or loss	(3 740)	-
Proceeds from sale of financial assets at fair value through profit or loss	52 844	-
Loans granted to unrelated entities	(1 100)	(500)
Loan repayments received from unrelated entities	410	580
Interest received	512	196
Dividends received	85 228	71 316
Other investment expenses	(6 104)	(11 487)
Net cash used in investing activities	**(563 041)**	**(261 177)**
Cash flow from financing activities		
Buyback of bonds and other debt securities	(1 400)	-
Proceeds from borrowings	27 851	22 977
Repayments of borrowings	(270 160)	(1 082 690)
Interest paid	(9 408)	(36 522)
Dividends paid to minority interest	(39)	(78)
Dividends paid	(400 000)	-
Payments of liabilities due to financial leasing	(6 010)	(6 560)
Other financial expenses	(235)	(437)
Net cash used in financing activities	**(659 401)**	**(1 103 310)**
Total net cash flow	**413 909**	**(30 249)**
Cash and cash equivalents at beginning of the period	523 174	494 591
Exchange gains on cash and cash equivalents	1 764	(1 054)
Cash and cash equivalents at end of the period	**938 847**	**463 288**
including restricted cash and cash equivalents	49 053	68 259